# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 07/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001216017

## Reporting persons
- Alafi Capital Company, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 1,583,153; shared voting power 0; sole dispositive power 1,583,153; shared dispositive power 0; aggregate amount beneficially owned 1,583,153 (11.3% of the class)
  Comment: Row 11:
  This percentage is calculated based on 13,971,990 outstanding shares of common stock of CalciMedica, Inc. (the "Issuer" or the "Company") as of May 6, 2025, as reported in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission ("SEC") on May 14, 2025 (the "Quarterly Report").
- Christopher D. Alafi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,583,153; shared voting power 0; sole dispositive power 1,583,153; shared dispositive power 0; aggregate amount beneficially owned 1,583,153 (11.3% of the class)
  Comment: Rows 5, 7:
  Includes 1,583,153 shares of common stock held by Alafi Capital Company, LLC, for which Mr. Alafi is the managing member and for which he may be deemed to have sole voting or investment power.
  
  Row 11:
  This percentage is calculated based on 13,971,990 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report.

## Item 1. Issuer
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South Suite 307 La Jolla, CA, 92037

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Alafi Capital Company, LLC, a California limited liability company ("Alafi Capital") and Christopher D. Alafi (together with Alafi Capital, the "Reporting Persons" and, each individually, a "Reporting Person"). Mr. Alafi is the sole managing member of Alafi Capital.
Address of principal business office or, if none, residence: The business address of each Reporting Person is 8 Admiral Drive, Suite 324, Emeryville, CA 94608.
Citizenship: Alafi Capital is a limited liability company organized under the laws of California. Mr. Alafi is a natural person and citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own an aggregate of 1,583,153 shares of common stock of the Company.
Percent of class: The Reporting Persons beneficially own an aggregate of 11.3% of the outstanding shares of common stock of the Company.
Sole power to vote or to direct the vote: 1,583,153
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,583,153
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (Previously Filed)

## Signatures
- Alafi Capital Company, LLC: /s/ Christopher D. Alafi, Christopher D. Alafi, as managing member of Alafi Capital Company, LLC (08/05/2025)
- Christopher D. Alafi: /s/ Christopher D. Alafi, Christopher D. Alafi (08/05/2025)